Mount Lucas Management LP	405 South State Street	T 267-759-3500
	Newtown, PA 18940	F 267-759-3501

October 1, 2013

Via Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mr. Howard Efron, Staff Accountant
100 F Street, N. E.
Washington, D.C. 20549

Re:            MLM Index Fund

Dear Mr. Efron:

We are in receipt of your letter dated September 18, 2013 regarding comments by the Division of Corporation Finance to the Fund’s December 31, 2012 10K.  Please accept this letter as our formal response to the Division’s comments.  The paragraphs below correspond to those presented in your September 18, 2013 letter.

1.	General: The disclosures in Item 9A have been amended to better clarify that the scope of our evaluations and conclusion related to the effectiveness of disclosure controls and procedures applies at the Series level as well as to the Trust as a whole. In addition, we have clarified in Item 9A that the scope of MLM’s certifications, found in Item 15, are applicable with respect to each Series individually, as well as to the Trust as a whole.

Mount Lucas Management LP acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that Mount Lucas Management LP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

James Mehling, Vice President
Mount Lucas Management LP
Manager – MLM Index Fund